

August 3, 2012

Via E-Mail
Mr. Brian Lee
Chief Financial Officer
Scorpio Tankers, Inc.
9, Boulevard Charles III
Monaco, 98000

> **Re: Scorpio Tankers, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 001-34677**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Critical Judgements and Key Sources of Estimation Uncertainty Revenue Recognition, page 73

1. We note your disclosure that you recognize voyage revenue ratably over the estimated length of each voyage using the discharge-to-discharge basis. We further note your disclosure that since at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy. Please clarify for us and disclose in the notes to the financial statements whether you recognize revenue on this basis regardless of whether the next charter has been contractually committed to by a customer and a Company at the discharge point. Please note that we would not object to the use of the discharge-to-discharge basis as long as such a contract has been committed. Please advise.

Notes to the Financial Statements

Note 1. General Information and Significant Accounting Policies
Voyage Expenses, page F-10

2. We note from your disclosure in Note 1 that voyage expenses are expensed ratably over the estimated length of each voyage which can be allocated between reporting periods based on the timing of the voyage. Citing relevant authoritative literature, please explain to us why you believe it is appropriate under IFRS to recognize voyage expenses ratably over the voyage rather than to expense them as incurred. Alternatively, if the impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred, please advise us and revise the notes to the financial statements to disclose this information.

Note 13. Segment Reporting, page F-27

3. Please revise to present a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. See paragraph 23 of IFRS 8.

Note 22. (Loss) Earnings per Share, page F-35

4. We note your disclosure that all potentially dilutive items have been excluded from the diluted loss per share calculation for these periods. Please revise to disclose the nature and amount of the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s) presented. See paragraph 70(c) of IAS 33.

Note 23. Financial Instruments

5. We note that your disclosure in Note 23 includes the disclosures required by IFRS 13 related to the fair value measurements of the interest rate swaps which are measured at fair value on a recurring basis. Please revise the notes to the financial statements to include the disclosures required by paragraphs 91 through 94 of IFRS 13 for assets that are measured at fair value on a non-recurring basis such as the vessels which were impaired during 2011 as disclosed in Note 7.

Note 24. Subsequent Events, page F-39

6. We note your disclosure that in February 2012 you entered into agreements to sell three of your Handymax vessels and as a result of the sale you will record a $4 million loss on disposal in the first quarter of 2012. In light of the impairment analysis that was performed as of December 31, 2011 and this subsequent loss that was identified prior to

the issuance of the financial statements, please explain to us why you believe that it is appropriate to record this $4 million loss in the first quarter of 2012 rather than adjust the impairment charge as of December 31, 2011 to include this additional amount.

7. Notwithstanding the above, please explain to us why you believe it is appropriate to classify the three Handymax vessels that were sold subsequent to year-end as part of vessels rather than assets held for sale on the face of your balance sheet as of December 31, 2011. As part of your response, please tell us how your treatment complies with the guidance in paragraph 6 of IFRS 5. Furthermore, please explain to us if such vessels represent a group cash-generating units while being held in use and if so, why such cash-generating units have not been presented as discontinued operations on the statements of operations. If you believe that such vessels do not comprise cash-generating units, please explain to us in detail the reasons why. Refer to paragraph 30 of IFRS 5. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief